

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 15, 2006

Peter Khean
Magnum Industries Inc.
#703-1112 West Pender Street
Vancouver, British Columbia
Canada, V6E 2S1

>   **Re: China Energy Corporation**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed April 17, 2006**
>   **File No. 333-128608**

Dear Mr. Khean:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a marked copy of Amendment No. 1 on EDGAR. Note that you must file a marked copy of each amendment that shows the changes you have made to your registration statement, as well as an unmarked copy. See Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

2. In the future, please provide us supplementally with four marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

3. We note your response to prior comment 4. We received the maps as requested. Please illustrate the access to your properties on a single map. A smaller scale map may be useful. Maps and drawings submitted should include:
    - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
    - A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
    - A north arrow.
    - An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
    - A title of the map or drawing, and the date on which it was drawn.
    - In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Registration Statement Cover Page

4. We reissue prior comment 6. Since you are incorporated in Nevada, please add the IRS employer identification number.

5. We reissue prior comment 8. Please add the name and telephone number for the agent in the United States authorized to receive service. See Schedule A(3) of the Securities Act.

The Offering, page 10

6. We note your response to prior comment 20; however, according to the selling shareholder table, several selling shareholders appear to own less than 5% of your shares and, therefore, would not be considered 5% or greater shareholders. Please clarify.

Risk Factors, page 12

We require the approval from the Inner Mongolia government . . . , page 14

7. Please summarize the approximate total number of months to obtain approval and move the detailed information to the Business section.

Selling Security Holders, page 21

8. We note your response to prior comment 28. Please clarify why in the share

exchange agreement shareholders who were not formerly shareholders of Coal Group and Heat Power received shares in the exchange.

Organization within the Last Five Years, page 37

9. We note your response to prior comment 38. Based on Peter Khean's role in forming the company and his continuing work for the company, please provide us your analysis why Mr. Khean is not a promoter of the company as defined under Rule 405 of the Securities Act. Also, please describe in the prospectus the transaction by which Wenxiang Ding acquired control of China Energy prior to the share exchange agreement.

10. We note your response to prior comment 40. Please explain why the share exchange agreement provides that "the Company endeavors to raise up to $10,000,000 for investment in Coal Group Co. and Zhunger Heat Power Co., to assist in the expansion of their operations."

Business Development, page 37

11. We note your response to prior comment 44. The presumption of significant influence exists when ownership is at least 20%. Your accounting note on page F-9 indicates that the equity method is used for investments in which you have a 20% or greater equity interest. Given your 20% investment in Inner Mongolia LiTai Coking Co. Ltd., tell us why you believe you do not exert significant influence over Inner Mongolia. Please refer to paragraph 17 of APB 18 and footnote 13 to paragraph 20 of APB 18.

Heat Power: Subsidiary, page 40

12. We note your response to prior comment 48. Please describe the terms of the license agreement, including the penalty provisions. Disclose whether you currently meet the heating requirements under the license.

Principal Products, Services and Their Markets - Coal Group, page 41

13. We note your response to prior comment 5. Please make the following revisions or additions within this section as you describe the existing mining operations:
   - Please state your coal product ranking as Lignite.
   - Please revise the term "geological" reserves to "proven and probable" reserves.
   - Please revise the phrase "production capability under available technology of 13.1 million tons" to indicate that an estimated 51% mining recovery will produce 13.7 million tons of salable products with the present mining equipment.

- Please disclose the projected mine life of the Proven & probable reserves at present production rates.
- Please disclose coal seams of economic interest to your company and include the thickness (i.e. 6-2#, 4-1#, 4-2# upper level, and 4-2# auxiliary coal seams).
- Please add a stratagraphic column, geologic section, and mine site plan map as they would be useful to illustrate partings within the coal seam, mine site arrangement, and mining method.
- Please describe the general mining method (i.e. room & pillar, continuous mining, short wall, long wall).
- Please describe the general mine equipment, number, capacity/size (i.e. loaders & shuttle cars, continuous miners & conveyors, etc).
- Please add the number of employees and number of contractors.
- Please describe the crushing, screening, and loading facilities.
- Please describe the mode and ownership of the transportation infrastructure used to deliver coal to your customers.
- Please describe the source of the mines water and power.
- Please define the term "non-felt" coal.
- If coal is reported as tonnes in the ground or insitu, disclose in another column the average mining and wash plant recoveries in percent and indicate whether these losses have or have not been reflected in the total recoverable reserves.
- Please disclose whether the coal reserves are steam or metallurgical coal.
- Within the reserve table found on page 45, state the tonnages as thousand tonne units.
- Within the reserve table found on page 45, please add the BTU values and sulfur content of the proven and probable coal to the reserve table.
- Within the reserve table found on page 45, the term "consumed reserves" would indicate this is a summary of past production. Please revise and/or clarify to indicate only the insitu proven and probable coal reserves.
- Within the reserve table found on page 45, please clarify that the undeveloped reserves are the probable reserves.
- Please indicate whether the reserves are "assigned" to the existing facilities. This will indicate that the existing infrastructure and equipment will allow the reserves to be mined completely and sold to your customers without significant additional investment, at current production levels.
- Please add a footnote to clearly disclose if the reserves reported are "in the ground" (insitu) or "recoverable."

LaiYeGou Expansion, page 47

14. We note your response to prior comment 63. Please summarize the timetable for the infrastructure improvements in the prospectus.

Management's Discussion and Analysis or Plan of Operation, page 67

Critical Accounting Estimates, page 67

15. We note your response to prior comment 80. Please tell us what consideration you gave to discussing your revenue recognition policy within your critical accounting estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 68

16. We note your response to prior comment 82. Please discuss to what extent your revenues and costs are set by government regulation in the prospectus.

17. We note your response to prior comments 84 and 85. Please ensure that the amounts you disclose for the following items agree to the amounts presented in your financial statements:
    - FY 2005 income before taxes
    - FY 2005 total segment assets
    - FY 2005 assets of Coal Group

Performance Indicators, page 74

18. You disclose that it is common in the coal industry to consider accounts receivables within one year old to be current; however, you disclose in your critical accounting estimates that accounts less than two years are considered current. Please revise so your disclosure is consistent throughout the filing.

19. We reissue prior comment 86. Further clarify what you mean by non-financial measures.

Liquidity and Capital Resources, page 76

20. We note your response to prior comment 87. Please show us your calculations for computing your working capital deficit of $6,108,237.

Net Cash Provided (Consumed) by Operating Activities, page 78

21. We note your response to prior comment 91. You disclose that cash flows provided by operating activities were $2,294,910 for 2005 and $1,397,426 for 2004. Based on your statements of cash flows, it appears that you actually had cash flows provided (consumed) by operating activities of $6,604,535 and $(2,818,888). Please revise.

Certain Relationships and Related Transactions, page 86

22. We note your response to prior comment 96. However, if the company retained Peter Khean to incorporate a Nevada corporation, why did Mr. Khean incorporate Omega Project Consultations Inc. in 2002, two years prior to the share exchange agreement? Furthermore, the articles for Omega Project Consultations state that the purpose of the company is "to do business that is lawful" rather than "for the purpose of producing coal to meet the increasing demand in power and heating industries." Please explain.

23. Please tell us what consideration you gave to identifying, and filing a consent from, the person who performed the appraisal of the property contributed by Mr. Ding. It appears that Rule 436(b) of Regulation C may require that you either identify the appraiser and include a consent, or revise your disclosure to eliminate the reference to the appraisal. Please advise or revise.

Executive Compensation, page 88

24. Please briefly describe the terms of the employment agreements.

Financial Statements

25. Please label the restated financial statements as restated.

26. We note your response to prior comment 101. Please include interim financial statements for the period ended February 28, 2006. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation S-B.

Consolidated Balance Sheet, page F2

27. We note your response to prior comment 106. You disclose that you made advances to suppliers of $7,519,240 at November 30, 2005. Please tell us how this amount is reflected in your balance sheet.

28. We note your response to prior comment 107. You disclose that the other accounts receivable balance represents advances. Please disclose to whom were these advances given. Please also disclose how these advances differ from those presented in the advances to suppliers line item.

29. We note your response to prior comment 108. The detailed listing of the other payable account totals $536,558; however, the total of the other accounts payable line item per your balance sheet is $377,339. Please revise.

Consolidated Statements of Income, page F3

30. We note your response to prior comment 109. Gains and losses on the sale of long-lived assets that are not a component of an entity are required to be included in arriving at your operating income. Please revise your statement of income classification accordingly. See paragraph 45 of SFAS 144.

Consolidated Statements of Changes in Stockholders' Equity, page F4

31. We note your response to prior comment 111. It does not appear that you have reflected China Energy Corporation's outstanding shares as being issued by Coal Group to acquire China Energy Corporation and the 49% ownership of Heat Power. As such, we believe your beginning balance of common stock should be 38,492,874 shares, equivalent to the number of shares issued to the shareholders of Coal Group. Subsequently, the 6,507,126 shares issued to the 49% minority shareholders of Heat Power should be reflected as being issued on November 30, 2004. Please revise accordingly. In addition, you should reflect the outstanding shares of China Energy before the reverse acquisition, if any, as being issued on November 30, 2004.

32. We note your response to prior comment 113. Please disclose the authoritative literature supporting your accounting for the contribution of the 70% interest in Heat Power in February 2004, including the basis you recorded for the contributed assets.

Note 1 – Organization and Business, page F6

Organization of Company, page F6

33. Given that China Energy was a non-public shell company prior to the reverse acquisition, the assets and liabilities of China Energy should be recorded at book value and not at their market values. Please revise your financial statements and disclosures accordingly. In addition, please disclose in a footnote the assets and liabilities, including amounts, of China Energy before the reverse acquisition.

Note 2 – Summary of Significant Policies, page F7

Foreign Currency Translation, page F10

34. We note your response to prior comment 125. Please tell us what consideration you gave to paragraph 12 of SFAS 52 regarding your translation of non-monetary assets and liabilities.

Note 3 – Restatements, page F11

35. You disclose that you have corrected the recording of capital contributions at appraised values rather than at original cost to shareholders. Please tell us the accounting literature supporting your accounting treatment.

36. Please provide a more thorough analysis regarding the accounting errors that resulted in the restatement. Your disclosure should clearly indicate the nature of each accounting error as well as the amount of each error.

Note 4 – Related Party Transactions, page F14

37. We note your response to prior comment 127. Please disclose the sales price for the interests in Heat Power sold to shareholders of China Energy Corporation prior to the reverse merger.

38. We note your response to prior comment 128. You now refer the reader to Note 11 for additional discussion of the "substantial capital contribution" by shareholders of China Energy Corporation prior to the reverse merger. This discussion appears to be included in Note 12. Please revise accordingly.

Note 7 – Long Term Investment, page F15

39. We note your response to prior comment 105. Since you account for this investment using the equity method of accounting, we assume this is a different investment than your investment in Inner Mongolia LiTai Coking Co. Ltd. Please disclose the name of the investee. See paragraph 20(a) of APB 18.

Exhibit 5.1

40. We note your response to prior comment 140. Counsel must opine on the legality of the securities under the laws of Nevada, where the company is incorporated. However, since your counsel is not admitted to practice in Nevada, they cannot provide an opinion for the company. Please advise.

Exhibit 23.1

41. Please make arrangements with your auditor to revise the consent so the correct form of the registration statement is referenced.

        As appropriate, please amend your registration statement in response to these comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Gordon at (202) 551-3866 or in his absence, Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief